UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of Aug 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________ .

1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date August 14, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff.
	Title:	Vice President of Strategy and Finance

August 14, 2025
Medellin, Colombia

BANCOLOMBIA S.A. RELEASES QUARTERLY REPORT FOR THE SECOND QUARTER OF 2025

The quarterly report for the fiscal quarter ended June 30, 2025 (the “Quarterly Report”) of Bancolombia S.A. (“Bancolombia”) is furnished with this Form 6-K. Since 2023, Bancolombia is required to file quarterly reports with the Superintendency of Finance of Colombia (SFC), which include a description of material changes relative to the information provided in its most recent quarterly report. .

The quarterly report for the fiscal quarter ended June 30, 2025 (the “Quarterly Report”) is furnished with this Form 6-K.

Readers should be aware that the Quarterly Report is being furnished solely to fulfill a legal reporting requirement in Colombia. Readers should also be aware that the separate or individual financial information of Bancolombia that is included in the Quarterly Report was prepared solely in accordance with Colombian law, and not international or U.S. standards.

2

Quarterly Report
April - June 2025

Bancolombia S.A. and Consolidated Bancolombia
Address:
Carrera 48 # 26-85
Medellín, Colombia

3

ISSUER’S CURRENT SECURITIES
As of June 30, 2025

Type of Share	Common Share

Shares in Circulation	1,000

Shareholders	5

Issuance amount	1,000

Amount placed	1,000

Bancolombia S.A. was listed on the Colombian Stock Exchange (BVC) and the NYSE until May 16, 2025, under the ticker symbols BCOLOMBIA, PFBCOLOM, and CIB for common shares, preferred shares, and Level III ADRs, respectively.

BANCOLOMBIA INTERNATIONAL BONDS IN USD

As of June 30, 2025

Isin	Amount	Interest Rate	Date of Issuance	Maturity Date
Subordinates

US05968LAK89	USD $462 MM	6.909%	October 18, 2017	October 18, 2027
US05968LAN29	USD $800 MM	8.625%	June 24, 2024	December 24, 2034

4

ISSUER’S CURRENT SECURITIES	4
I. MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS	6
Non-performing loan 30 days	6
Non-performing loan 90 days	7
Portfolio by category	7
Portfolio Quality	7
Technical capital risk weighted assets	8
Separated Statement of Income Bancolombia S.A.	9
Separated Statement of Financial Position Bancolombia S.A.	11
Bancolombia Consolidated Income Stament	12
Bancolombia Consolidated Stament of financial position	14
Bancolombia Consolidated	16
Loans by stages	16
II. QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS INVESTMENTS AND ACTIVITIES SENSITIVE TO MARKET VARIATIONS	17
CONSOLIDATED	17
Non-trading instruments market risk measurement	17
Interest Risk Exposure (Banking Book)	17
Sensitivity to Interest Rate Risk of the Banking Book	18
BANCOLOMBIA S.A	18
Interest Risk Exposure (Banking Book)	18
III. MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM	19
LIQUIDITY RISK	19
CONSOLIDATED	19
BANCOLOMBIA S.A.	19
CREDIT RISK	20
CONSOLIDATED	20
BANCOLOMBIA S.A.	20
COUNTRY RISK	20
OPERATIONAL RISK	21
BANCOLOMBIA S.A.	21
OTHER RELEVANT RISKS	21
• Regulatory and Legal Risk	22
• Political risk	23
• Economic and sectoral environment	23
• Third-party risk	24
• Business continuity and technology failures	25
• Model Risk	25

5

• Cybersecurity and information security risk	25
• Risk response to market changes	25
• Internal Fraud Risk	26
• FTA Risk and Corruption	26
• Risk of External Fraud	27
IV. MATERIAL CHANGES IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER OF THE QUARTERLY REPORT	27
V. MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.	30
VI. MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION	31
VII. GLOSSARY OF TERMS	31
VIII.ANNEXES	31
i. SEPARATED INTERIM FINANCIAL STATEMENTS BANCOLOMBIA S.A.	32
ii. CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BANCOLOMBIA AND SUBSIDIARIES	32
I.MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS

During the second quarter of 2025, Bancolombia’s loan portfolio continued its growth momentum. The most dynamic segment was mortgage lending, supported by the institution’s interest rate reduction strategy. Consumer lending also gained momentum, reversing a declining trend seen in previous quarters, with notable contributions from digital channels and key products such as credit cards and payroll loans. In contrast, commercial lending expanded at a more modest pace, although leasing showed a positive trend within this segment.

Funding sources showed broad-based expansion during the quarter, led by growth in savings accounts, followed by time deposits and checking accounts. Savings balances grew mainly in the retail segment, while the increase in time deposits reflected stronger demand for digital investment solutions. Corporate clients drove the improvement in checking accounts.

From a profitability standpoint, net income moderated compared to the previous quarter, mainly due to reduced non-recurring income associated with changes in the corporate structure. On the positive side, interest income continued to grow, supported by higher loan volumes across key segments and stable asset yields. Treasury operations contributed positively, benefiting from improved returns on investments. Interest expenses rose in line with a larger deposit base and funding cost dynamics. Provision expenses declined, reflecting healthier portfolio performance and stronger recoveries. Operating expenses increased, influenced by corporate restructuring efforts and tax-related impacts.

Non-performing loan 30 days

6

	30 days
	2Q24	1Q25	2Q25
Commercial	3.61%	3.45%	3.37%
Consumer	9.63%	7.47%	6.58%
Mortgage	6.21%	6.01%	5.92%
Microcredit	14.32%	6.47%	6.12%
Financial Leasing	3.55%	3.27%	3.14%
Non-performing Loan	5.19%	4.55%	4.33%
*Super modificado

Non-performing loan 90 days

	90 days
	2Q24	1Q25	2Q25
Commercial	3.09%	3.06%	3.03%
Consumer	5.73%	4.46%	3.91%
Mortgage	2.87%	2.82%	2.89%
Microcredit	9.31%	3.83%	3.39%
Financial Leasing	2.12%	2.22%	2.05%
Non-performing Loan	3.49%	3.19%	3.06%
*Super modificado

Portfolio by category

	2Q24		1Q25		2Q25
	% Total loan	Total	% Total loan	Total	% Total loan	Total
Commercial	53.84%	97,514,157	54.78%	104,708,788	54.09%	104,834,632
Consumer	20.42%	36,981,082	18.90%	36,134,116	19.06%	36,952,379
Mortgage	12.58%	22,784,430	13.66%	26,102,589	14.02%	27,181,645
Microcredit	0.26%	470,821	0.39%	748,770	0.46%	889,296
Financial Leasing	12.89%	23,352,490	12.27%	23,450,706	12.37%	23,970,566
*Super modificado

Portfolio Quality

PORTFOLIO QUALITY
	2T24	1T25	2T25
Total Non-performing Loan Portfolio (30 days)	9,399,538	8,697,993	8,385,513
Loan Portfolio Provision	13,242,325	12,994,674	12,243,496
Non-performing Loan / Total Portfolio	5.19%	4.55%	4.33%
Provision / Non-performing Loan	149.40%	149.40%	146.01%
Loan Portfolio Provision as a Percentage of Total Portfolio	7.31%	6.80%	6.32%
Total Capital	181,102,979	191,144,968	193,828,517
*Super modificado

7

Technical capital risk weighted assets

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	2Q24	%	1Q25	%	2Q25	%
Basic capital (Tier I)	30,712,450	14.76%	31,643,452	14.70%	21,987,955	10.98%
Additional capital (Tier II)	4,427,451	2.13%	5,190,808	2.41%	4,965,237	2.48%
Technical capital (1)	35,139,901		36,834,259		26,953,192
Risk weighted assets including market and operational risk (2)	208,110,881		215,268,394		200,322,522
CAPITAL ADEQUACY (3)		16.89%		17.11%		13.45%
*Super modificado

8

Separated Statement of Income Bancolombia S.A.

SEPARATED STATEMENT OF INCOME BANCOLOMBIA S.A.	As of		Change				Change
(COP million)	Jun-24	Jun-25	Jun-25 / Jun-24	2Q24	1Q25	2Q25	2Q25 / 1Q25	2Q25 / 2Q24
Interest on loan portfolios and financial leasing operations
Commercial	6,597,176	5,686,420	-13.81%	3,215,741	2,798,122	2,888,300	3.22%	-10.18%
Consumption	3,613,450	3,170,770	-12.25%	1,769,044	1,575,972	1,594,797	1.19%	-9.85%
Microcredit	58,102	86,270	48.48%	26,826	39,040	47,231	20.98%	76.06%
Mortgage	1,538,991	1,692,142	9.95%	775,544	829,586	862,556	3.97%	11.22%
Leasing	1,773,502	1,539,296	-13.21%	864,729	769,061	770,234	0.15%	-10.93%
Total interest on loan portfolio and financial leasing operations	13,581,221	12,174,898	-10.35%	6,651,884	6,011,781	6,163,118	2.52%	-7.35%
Interbank funds sold	14,290	16,824	17.73%	9,041	8,882	7,942	-10.58%	-12.16%
Interest and valuation of investments	810,447	797,158	-1.64%	339,605	360,734	436,424	20.98%	28.51%
Other interest income	108,629	67,596	-37.77	43,821	35,848	31,748	-11.44	-27.55
Total interest income and valuation	14,514,587	13,056,476	-10.05%	7,044,351	6,417,245	6,639,232	3.46%	-5.75%
Interest expense	(6,253,372)	(5,141,948)	-17.77	(3,028,895)	(2,553,803)	(2,588,146)	1.34	-14.55
Net interest margin and valuation of financial instruments before provision for impairment of portfolio, financial guarantees and other assets	8,261,215	7,914,528	-4.20%	4,015,456	3,863,442	4,051,086	4.86%	0.89%
Impairment of credit portfolio and financial leasing operations, net	(3,120,463)	(1,581,539)	-49.32%	(1,605,398)	(760,032)	(821,507)	8.09%	-48.83%
(Impairment) Recovery of financial guarantees and other assets, net	(56,584)	(11,570)	-79.55%	(40,403)	(10,974)	(596)	-94.57%	-98.52%
Total provisions and impairment, net	(3,177,047)	(1,593,109)	-49.86%	(1,645,801)	771	(822,103)	-206.63%	-50.05%
Interest income and valuation of financial instruments after provisions and impairment, net	5,084,168	6,321,419	24.34%	2,369,655	3,092,436	3,228,983	4.42%	36.26%
Income from commissions and other services	2,769,831	2,948,135	6.44%	1,448,051	1,432,659	1,515,476	5.78%	4.66%
Expenses from commissions and other services	(1,431,762)	(1,597,294)	11.56%	(790,827)	(776,618)	(820,676)	5.67%	3.77%
Total income from commissions and other services, net	1,338,069	1,350,841	0.95	657,224	656,041	694,800	5.91	5.72
Other operating income, net	839,794	1,020,472	21.51%	482,197	518,544	514,662	-0.75%	6.73%
Participation method	979,159	631,504	-35.51%	412,277	536,544	94,960	-82.30%	-76.97%
Dividends	3,351	4,556	35.96%	678	3,592	964	-73.16%	42.18%
Impairment of investments	(121,788)	—	-100.00%	(121,788)	—	—	0.00%	0.00%
Profit from valuation and sale of equity investments	32,026	30,404	-5.06%	30,816	11,383	19,021	67.10%	-38.28%
Dividends and other net income from equity interests	892,748	666,464	-25.35%	321,983	552	114,945	-79.16%	-64.30%
Total income, net	8,154,779	9,359,196	14.77%	3,831,059	4,818,540	4,553,390	-5.50%	18.85%
Operating expenses
Salaries and employee benefits	(1,815,032)	(2,094,377)	15.39%	(916,626)	(1,026,064)	(1,068,313)	4.12%	16.55%
Other administrative and general expenses	(1,601,672)	(1,876,306)	17.15%	(850,914)	(882,095)	(1,006,945)	14.15%	18.34%
Taxes	(644,201)	(602,185)	-6.52%	(324,389)	(289,377)	(312,808)	8.10%	-3.57%
Amortization, depreciation and impairment	(468,017)	(479,813)	2.52%	(239,470)	(235,915)	(243,898)	3.38%	1.85%
Total operating expenses	(4,528,922)	(5,052,681)	11.56%	(2,331,399)	(2,433,451)	(2,631,964)	8.16%	12.89%
Earnings before income taxes	3,625,857	4,306,515	18.77%	1,499,660	2,385,089	1,921,426	-19.44%	28.12%

9

Income tax **	(743,955)	(1,123,680)	51.04%	(211,652)	(600,499)	(523,181)	-12.88%	147.19%
Net profit for the year attributable to controlling interest	2,881,902	3,182,835	10.44%	1,288,008	1,784,590	1,398,245	-21.65%	8.56%
Non-controlling interest	—	—	0.00%	—	—	—	0.00%	0.00%
Net income	2,881,902	3,182,835	10.44%	1,288,008	1,784,590	1,398,245	-21.65%	8.56%

*Super modificado

10

Separated Statement of Financial Position Bancolombia S.A.

SEPARATED STATEMENT OF FINANCIAL POSITION BANCOLOMBIA S.A.				Change			% of
(COP million)	2Q24	1Q25	2Q25	2Q25 / 1Q25	2Q25 / 2Q24	% of Assets	Liabilities
ASSET
Cash and cash equivalents	19,117,954	14,853,705	17,598,994	18.48%	-7.95%	6.96%
Investment financial instruments, net	17,442,451	20,735,264	25,973,786	25.26%	48.91%	10.27%
Derivative financial instruments	3,434,986	2,520,831	3,214,068	27.50%	-6.43%	1.27%
Financial investment instruments and derivatives	20,877,437	23,256,095	29,187,854	25.51%	39.81%	11.54%
Credit portfolio of clients and financial institutions	186,108,358	196,474,890	198,722,204	1.14%	6.78%	78.55%
Deterioration of loan portfolio and financial leasing operations	(13,739,444)	(13,422,797)	(12,862,532)	-4.17%	-6.38%	-5.08%
Loan portfolio from customers and financial institutions, net	172,368,914	183,052,093	185,859,672	1.53%	7.83%	73.47%
Assets held for sale and inventories	498,082	303,276	273,276	-9.89%	-45.13%	0.11%
Investments in subsidiaries	27,097,463	27,473,384	8,170,951	-70.26%	-69.85%	3.23%
Investments in associates and joint ventures	198,074	196,123	189,920	-3.16%	-4.12%	0.08%
Property and equipment, net	5,008,902	4,738,765	4,661,022	-1.64%	-6.95%	1.84%
Investment properties	770,936	846,853	941,634	11.19%	22.14%	0.37%
Right-of-use assets, leased, net	1,270,469	1,277,255	1,266,031	-0.88%	-0.35%	0.50%
Intangibles, net	351,380	363,970	374,032	2.76%	6.45%	0.15%
Deferred tax, net	—	—	—	0.00	0.00	0.00
Other assets, net	4,889,944	3,298,584	4,459,743	35.20%	-8.80%	1.76%
TOTAL ASSETS	252,449,555	259,660,103	252,983,129	-2.57%	0.21%	100.00%
LIABILITIES AND EQUITY
PASSIVE
Customer deposits	170,986,606	185,175,224	194,416,941	4.99	13.70	76.85%	84.44%
Interbank	379,546	1,021,595	3,188,715	212.13%	740.14%	1.26%	1.38%
Repos
Derivative Financial Instruments	3,670,405	2,509,980	3,502,940	39.56%	(4.56)%	1.38%	1.52%
Financial obligations	10,370,198	8,960,750	7,888,588	(1.11)%	(23.93)%	3.12%	3.43%
Lease liabilities	1,388,182	1,372,650	1,357,414	(3.37)%	(2.22)%	0.54%	0.59%
Debt securities issued	12,088,229	7,538,788	7,284,850	(3.37)%	(39.74)%	2.88%	3.16%
Preferred shares	555,152	541,340	—	98.14%	(100.00)%	—%	0.00%
Taxes	547,206	551,175	1,092,120	#DIV/0! %	99.58%	0.43%	0.47%
Deferred tax, net	1,266,496	1,559,617	58,549	(96.25)%	95.38%	0.02%	0.03%
Employee benefits	669,294	720,381	698,129	3.88%	4.31%	0.28%	0.30%
Other liabilities	12,222,098	10,355,783	10,757,753	4.51%	(11.98)%	4.25%	4.87%
TOTAL LIABILITIES	214,143,412	220,307,283	230,245,999	4.51%	7.52%	91.01%	100.00%
SHAREHOLDERS' EQUITY
Share capital	480,914	480,914	480,914	—	—	0.19
Premium on placement of shares	4,837,497	4,837,497	4,837,497	(47.17)%	—%	1.91%
Reservations	22,897,934	24,792,564	13,097,223	71.47%	(42.80)%	5.18%
Retained earnings	2,839,766	1,739,058	2,981,993	(82.15)%	5.01%	1.18%
Accumulated other comprehensive income, net of taxes	7,250,032	7,502,787	1,339,503	(42.22)%	(81.52)%	0.53%
TOTAL SHAREHOLDERS' EQUITY	38,306,143	39,352,820	22,737,130	(2.57)%	(40.64)%	8.99%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	252,449,555	259,660,103	252,983,129	-2.57%	0.21%	100.00%

11

*Super modificado

Bancolombia Consolidated Income Stament

BANCOLOMBIA CONSOLIDATED INCOME STATEMENT	As of		Change				Change
(COP million)	Jun-24	Jun-25	Jun-25 / Jun-24	2Q24	1Q25	2Q25	2Q25 / 1Q25	2Q25 / 2Q24
Interest income and expenses
Interest on loans and financial leases
Commercial	8,358,202	6,125,031	(26.7)%	4,160,195	3,828,165	2,296,866	(40.0)%	(44.8)%
Consumer	4,340,212	3,244,253	(25.3)%	2,188,049	1,977,301	1,266,952	(35.9)%	(42.1)%
Small business loans	104,983	87,240	(16.9)%	51,279	61,442	25,798	(58.0)%	(49.7)%
Mortgage	2,032,457	1,772,997	(12.8)%	1,019,405	1,096,470	676,527	(38.3)%	(33.6)%
Financial leases	1,872,129	1,515,673	(19.0)%	917,304	800,230	715,443	(10.6)%	(22.0)%
Total interest income on loans and financial leases	16,707,983	12,745,194	(23.7)%	8,336,232	7,763,608	4,981,586	(35.8)%	(40.2)%
Interest income on overnight and market funds	126,418	53,629	(57.6)%	64,595	50,969	2,660	(94.8)%	(95.9)%
Interest and valuation on financial instruments
Interest on debt instruments using the effective interest method	497,912	343,268	(31.1)%	240,138	233,730	109,538	(53.1)%	(54.4)%
Valuation on financial instruments
Debt investments	583,100	580,322	(0.5)%	284,827	399,865	180,457	(54.9)%	(36.6)%
Derivatives	(12,274)	(55,134)	349.2%	(18,588)	(42,830)	(12,304)	(71.3)%	(33.8)%
Repos	159,184	(23,718)	(114.9)%	50,792	(11,265)	(12,453)	10.5%	(124.5)%
Others	(21,454)	35,923	(267.4)%	(14,521)	19,382	16,541	(14.7)%	(213.9)%
Total valuation on financial instruments	708,556	537,393	(24.2)%	302,510	365,152	172,241	(52.8)%	(43.1)%
Total Interest on debt instruments and valuation on financial instruments	1,206,468	880,661	(27.0)%	542,648	598,882	281,779	(52.9)%	(48.1)%
Total interest and valuation on financial instruments	18,040,869	13,679,484	(24.2)%	8,943,475	8,413,459	5,266,025	(37.4)%	(41.1)%
Interest expense
Borrowings from other financial institutions	(734,351)	(288,008)	(60.8)%	(332,778)	(272,541)	(15,467)	(94.3)%	(95.4)%
Overnight funds	(10,012)	(6,575)	(34.3)%	(5,459)	(6,245)	(330)	(94.7)%	(94.0)%
Debt securities in issue	(595,519)	(339,135)	(43.1)%	(310,348)	(208,711)	(130,424)	(37.5)%	(58.0)%
Deposits	(6,235,521)	(4,710,180)	(24.5)%	(3,047,647)	(2,803,210)	(1,906,970)	(32.0)%	(37.4)%
Preferred shares	(28,650)	—	(100.0)%	(13,813)	(14,837)	14,837	(200.0)%	(207.4)%
Lease liabilities	(68,723)	(43,200)	(37.1)%	(35,509)	(33,829)	(9,371)	(72.3)%	(73.6)%
Other interest	(23,189)	(17,273)	(25.5)%	(11,332)	(10,086)	(7,187)	(28.7)%	(36.6)%
Total interest expenses	(7,695,965)	(5,404,371)	(29.8)%	(3,756,886)	(3,349,459)	(2,054,912)	(38.6)%	(45.3)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	10,344,904	8,275,113	(20.0)%	5,186,589	5,064,000	3,211,113	(36.6)%	(38.1)%

12

Credit impairment charges on loans and advance and financial leases	(3,352,038)	(2,002,336)	(40.3)%	(1,848,078)	(1,274,877)	(727,459)	(42.9)%	(60.6)%
Recovery of charged - off loans	394,114	296,346	(24.8)%	225,017	171,353	124,993	(27.1)%	(44.5)%
Credit impairment charges on off balance sheet credit instruments	11,904	(32,904)	(376.4)%	5,068	(5,710)	(27,194)	376.3%	(636.6)%
Credit impairment charges/recovery on investments	12,257	(1,149)	(109.4)%	(790)	9,685	(10,834)	(211.9)%	1,271.4%
Total credit impairment charges, net	(2,933,763)	(1,740,043)	(40.7)%	(1,618,783)	(1,099,549)	(640,494)	(41.7)%	(60.4)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments	7,411,141	6,535,070	(11.8)%	3,567,806	3,964,451	2,570,619	(35.2)%	(28.0)%
Fees and commission income
Banking services	538,362	396,604	(26.3)%	289,528	293,287	103,317	(64.8)%	(64.3)%
Credit and debit card fees and commercial establishments	1,581,663	1,370,158	(13.4)%	796,641	829,936	540,222	(34.9)%	(32.2)%
Brokerage	20,686	11,962	(42.2)%	13,735	9,740	2,222	(77.2)%	(83.8)%
Acceptances, Guarantees and Standby Letters of Credit	55,375	35,739	(35.5)%	27,985	28,976	6,763	(76.7)%	(75.8)%
Trust	272,014	303,680	11.6%	135,747	156,208	147,472	(5.6)%	8.6%
Placement of securities and investment banking	47,069	19,924	(57.7)%	35,975	5,050	14,874	194.5%	(58.7)%
Bancassurance	494,385	468,480	(5.2)%	286,073	226,643	241,837	6.7%	(15.5)%
Payments and Collections	505,422	536,650	6.2%	265,605	263,664	272,986	3.5%	2.8%
Others	(104,169)	(104,619)	0.4%	96,757	(64,542)	(40,077)	(37.9)%	(60.6)%
Total fees and commission income	3,699,938	3,289,061	(11.1)%	1,948,046	1,921,235	1,367,826	(28.8)%	(29.8)%
Fees and commission expenses
Banking services	-808,218	-686,956	(15.0)	-426,369	-466,832	-220,124	(52.9)	(48.4)
Sales, collections and other services	(436,239)	(450,303)	3.2%	(228,748)	(223,097)	(227,206)	1.8%	(0.7)%
Bank correspondents	(296,448)	(310,055)	4.6%	(188,367)	(148,996)	(161,059)	8.1%	(14.5)%
Others	(104,169)	(104,619)	0.4%	(62,764)	(64,542)	(40,077)	(37.9)%	(36.2)%
Fees and commission expenses	(1,645,074)	(1,551,933)	(5.7)%	(906,248)	(903,467)	(648,466)	(28.2)%	(28.4)%
Total fees and comissions, net	2,054,864	1,737,128	(15.5)%	1,041,798	1,017,768	719,360	(29.3)%	(31.0)%
Other operating income
Derivatives FX contracts	62,225	(128,465)	(306.5)%	160,894	(11,917)	(116,548)	878.0%	(172.4)%
Net foreign exchange	100,826	454,719	351.0%	(17,357)	213,211	241,508	13.3%	(1,491.4)%
Hedging	—	(2,908)	—%	623	(3,233)	325	(110.1)%	(47.8)%
Leases	902,031	609,180	(32.5)%	441,935	448,497	160,683	(64.2)%	(63.6)%
Gains (or losses) on sale of assets	32,995	77,312	134.3%	15,090	49,760	27,552	(44.6)%	82.6%
Other reversals	18,453	6,627	(64.1)%	4,723	1,829	4,798	162.3%	1.6%
Others	253,883	148,913	(41.3)%	135,176	138,424	10,489	(92.4)%	(92.2)%
Total other operating income	1,370,413	1,165,378	(15.0)%	741,084	836,571	328,807	(60.7)%	(55.6)%
Dividends received, and share of profits of equity method investees
Dividends	33,867	28,427	(16.1)%	23,867	4,967	23,460	372.3%	(1.7)%
Equity investments	(8,183)	26,938	(429.2)%	(5,701)	19,848	7,090	(64.3)%	(224.4)%

13

Equity method	133,312	192,567	44.4%	56,023	112,510	80,057	(28.8)%	42.9%
Recoveri/Impairment charges on UGE	(313,284)		-100.00%	(313,284)			0.00%	-100.00%
Others	13,520	(160)	(101.2)%	13,520	—	(160)	100.0%	(101.2)%
Total dividends received, and share of profits of equity method investees	(140,768)	247,772	(276.0)%	(225,575)	137,325	110,447	(19.6)%	(149.0)%
Total operating income, net	10,695,650	9,685,348	(9.4)%	5,125,113	5,956,115	3,729,233	(37.4)%	(27.2)%
Operating expenses
Salaries and employee benefits	(2,376,018)	(1,916,507)	(19.3)%	(1,194,440)	(1,280,879)	(635,628)	(50.4)%	(46.8)%
Bonuses	(307,329)	(405,024)	31.8%	(153,956)	(249,645)	(155,379)	(37.8)%	0.9%
Other administrative and general expenses	(2,492,765)	(2,003,651)	(19.6)%	(1,288,226)	(1,339,181)	(664,470)	(50.4)%	(48.4)%
Taxes other than income tax	(780,826)	(636,967)	(18.4)%	(389,932)	(356,466)	(280,501)	(21.3)%	(28.1)%
Impairment, depreciation and amortization	(533,744)	(392,197)	(26.5)%	(273,482)	(266,257)	(125,940)	(52.7)%	(54.0)%
Total operating expenses	(6,490,682)	(5,354,346)	(17.5)%	(3,300,036)	(3,492,428)	(1,861,918)	(46.7)%	(43.6)%
Profit before tax	4,204,968	4,331,002	3.0%	1,825,077	2,463,687	1,867,315	(24.2)%	2.3%
Income tax	(1,151,395)	(1,173,504)	1.9%	(449,434)	(715,956)	(457,548)	(36.1)%	1.8%
Income tax (Prior periods)	93,192	15,115	-83.78%	86,111	17,044	(1,929)	-111.32%	-102.24%
Net income	3,146,765	3,172,613	0.8%	1,461,754	1,764,775	1,407,838	(20.2)%	(3.7)%
Non-controlling interest	(43,519)	(55,558)	27.7%	(21,980)	(27,111)	(28,447)	4.9%	29.4%
Net income attributable to equity holders of the Parent Company	3,103,246	3,117,055	0.4%	1,439,774	1,737,664	1,379,391	(20.6)%	(4.2)%
*Full

Bancolombia Consolidated Stament of financial position

BANCOLOMBIA CONSOLIDATED STATEMENT OF FINANCIAL POSITION				Change			% of
(COP million)	2Q24	1Q25	2Q25	1Q25 / 4Q24	1Q25 / 1Q24	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	21,374,700	20,493,453	15,916,223	(22.34)%	(25.54)%	5.76%
Interbank borrowings	3,717,447	4,345,084	2,604,216	(40.07)%	(29.95)%	0.94%
Reverse repurchase agreements and other similar secured lend	6,373,029	3,436,757	2,660,852	(22.58)%	(58.25)%	0.96%
Financial assets investment	30,573,634	36,394,058	28,369,162	(22.05)%	(7.21)%	10.27%
Derivative financial instruments	3,444,239	2,529,449	3,214,068	27.07%	(6.68)%	1.16%
Loans and advances to customers	268,108,682	278,523,005	213,518,145	(23.34)%	(20.36)%	77.28%
Allowance for loan and lease losses	(16,680,835)	(15,532,803)	(11,571,361)	(25.50)%	(30.63)%	(4.19)%
Investment in associates and joint ventures	2,850,311	2,962,639	2,964,236	0.05%	4.00%	1.07%
Goodwill and Intangible assets, net	9,191,298	9,301,046	400,356	(95.70)%	(95.64)%	0.14%
Premises and equipment, net	6,048,006	5,708,321	4,724,243	(17.24)%	(21.89)%	1.71%

14

Investment property	5,423,018	5,608,037	5,761,117	2.73%	6.23%	2.09%
Right of use assets	1,668,641	1,725,559	1,007,618	(41.61)%	(39.61)%	0.36%
Prepayments	839,285	988,935	710,666	(28.14)%	(15.32)%	0.26%
Tax receivables	1,993,175	1,303,756	1,566,250	20.13%	(21.42)%	0.57%
Deferred tax	796,955	692,119	10,033	(98.55)%	(98.74)%	—%
Assets held for sale and inventories	993,902	816,077	695,508	(14.77)%	(30.02)%	0.25%
Other assets	5,483,585	4,829,819	3,750,024	(22.36)%	(31.61)%	1.36%
Total assets	352,199,072	364,125,311	276,301,356	(24.12)%	(21.55)%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	257,869,276	276,030,117	215,036,919	(22.10)%	(16.61)%	77.83%	85.92%
Interbank Deposits	511,000	634,414	261,289	(58.81)%	(48.87)%	0.09%	0.10%
Derivative financial instrument	3,680,218	2,516,148	3,503,808	39.25%	(4.79)%	1.27%	1.40%
Borrowings from other financial institutions	12,938,759	11,899,337	5,901,910	(50.40)%	(54.39)%	2.14%	2.36%
Debt securities in issue	16,107,674	10,878,328	7,541,431	(30.67)%	(53.18)%	2.73%	3.01%
Lease liability	1,817,740	1,857,875	1,041,239	(43.96)%	(42.72)%	0.38%	0.42%
Preferred shares	555,152	541,340	—	(100.00)%	(100.00)%	—%	—%
Repurchase agreements and other similar secured borrowing	594,983	1,265,728	2,996,636	136.75%	403.65%	1.08%	1.20%
Current tax	695,645	755,481	1,194,200	58.07%	71.67%	0.43%	0.48%
Deferred tax	2,128,321	2,734,413	1,187,352	(56.58)%	(44.21)%	0.43%	—%
Employees benefit plans	895,682	941,706	748,644	(20.50)%	(16.42)%	0.27%	0.30%
Other liabilities	14,199,672	12,381,389	10,864,589	(12.25)%	(23.49)%	3.93%	4.34%
Total liabilities	311,994,122	322,436,276	250,278,017	(22.38)%	(19.78)%	90.58%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	—%	—%	0.17%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	—%	—%	1.76%
Appropriated reserves	22,632,835	24,302,796	11,333,745	(53.36)%	(49.92)%	4.10%
Retained earnings	5,779,197	5,299,318	7,444,008	40.47%	28.81%	2.69%
Accumulated other comprehensive income, net of tax	5,469,515	5,693,944	822,691	(85.55)%	(84.96)%	0.30%
Stockholders’ equity attributable to the owners of the parent company	39,219,915	40,634,426	24,938,812	(38.63)%	(36.41)%	9.03%
Non-controlling interest	985,035	1,054,609	1,084,527	2.84%	10.10%	0.39%
Total liabilities and equity	352,199,072	364,125,311	276,301,356	(24.12)%	(21.55)%	100.00%
*Full

15

Bancolombia Consolidated

During the second quarter of 2025, Bancolombia’s Consolidated loan portfolio maintained its growth momentum. The most significant increase was seen in the mortgage portfolio, supported by the previously implemented interest rate reduction strategy. The consumer portfolio also showed a recovery, reversing the trend of the last three quarters, driven by the strong performance of both digital and traditional products such as Nequi, credit cards, and payroll loans. In contrast, the commercial portfolio posted more moderate growth, although leasing contributed positively within this segment.

On the funding side, there was broad-based expansion, led by higher balances in savings accounts, followed by time deposits and checking accounts. Savings growth was concentrated in the retail segment, while the increase in time deposits was linked to the strengthening of the digital channel. Checking accounts benefited from better performance in the corporate segment.

Net income for the quarter trended lower compared to the previous period, mainly due to lower revenues from dividends and equity method investments, as a result of adjustments in the corporate structure. Nevertheless, interest income continued to grow, supported by the recovery in the commercial portfolio, greater momentum in consumer lending, and a positive performance in mortgages. Treasury operations also had a positive contribution, leveraged on higher investment yields. At the same time, interest expenses increased due to higher funding costs, while provision expenses decreased, supported by an improvement in portfolio quality. Operating expenses rose, mainly due to costs related to the corporate reorganization and tax matters.

Loans by stages

	2Q25
	Loans	Allowances	%
Stage 1	192,415,429	1,548,253	0.8%
Stage 2	9,916,153	2,025,510	20.4%
Stage 3	11,186,563	7,997,598	71.5%
Total	213,518,145	11,571,361	5.4%
*Full

16

II.QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS INVESTMENTS AND ACTIVITIES SENSITIVE TO MARKET VARIATIONS
Market risk refers to the possibility of incurring losses due to changes in equity prices, interest rates, exchange rates, and other indicators whose values are determined in public markets. It also encompasses the probability of unexpected changes in net interest income and the economic value of equity resulting from fluctuations in market interest rates.
The principles and guidelines for market risk management remain consistent with those disclosed as of December 31, 2024.
CONSOLIDATED

The analysis presented below for Grupo Cibest Consolidated is based on a comparison with the information reported by Grupo Bancolombia as of December 31, 2024.
Total market risk exposure of Bancolombia Consolidated decreased by 34.9%, from COP 1,697,566 millions in December 2024 to COP 1,105,473 millions in June 2025. This variation is mainly attributable to the creation of Grupo Cibest and its corporate reorganization process, which led to the exclusion of entities located outside Colombia from the consolidated financial statements. Regarding the main movements by risk factor, the most significant reduction was observed in the foreign exchange risk factor, due to lower exposure to U.S. dollar-denominated positions. Similarly, the collective investment funds and interest rate risk factors declined as a result of the new organizational structure. These effects were partially offset by an increase in Bancolombia’s portfolio, driven by higher exposure to private debt securities and foreign currency bonds.

Market risk exposure has remained within the approved appetite levels. It is subject to ongoing monitoring by Senior Management and serves as a key tool for decision-making aimed at preserving the stability of Bancolombia Consolidated.

Non-trading instruments market risk measurement

The relevant risk exposure in the banking book is interest rate risk, which refers to the probability of unexpected changes in net interest income or in the economic value of equity as a result of changes in market interest rates. Interest rate fluctuations affect the Bank’s income due to differences in the repricing of assets and liabilities.

Bancolombia Consolidated manage interest rate risk arising from banking activities in non-tradable instruments by analyzing interest rate mismatches between interest rate-sensitive assets and liabilities, and by estimating the impact on the net interest margin and the economic value of equity.

Foreign exchange exposures arising in the banking book are transferred to the treasury book for management.

Interest Risk Exposure (Banking Book)

Bancolombia Consolidated conduct interest rate risk sensitivity analysis by estimating the impact on the net interest margin of each position in the banking book using a repricing model and assuming a positive parallel shift of 100 basis points in interest rates.

17

The principles and guidelines for market risk management remain consistent with those disclosed as of December 31, 2024.

Sensitivity to Interest Rate Risk of the Banking Book

As of June 30, 2025, the net sensitivity of the banking book in local currency to a parallel shift of 100 basis points in interest rates was COP 349.574 billion, representing an increase of COP 2.326 billion compared to December 31,2024

Meanwhile, the sensitivity of the Net Interest Margin (NIM) in foreign currency to the same shift was USD 7.79 million, with an increase of USD 14.63 million between December 31,2024 and June 30, 2025.

These variations are mainly explained by the fact that the analysis for Bancolombia Consolidated is based on a comparison with the information reported by Grupo Bancolombia as of December 2024.

BANCOLOMBIA S.A

Market risk management at Bancolombia is the same as previously detailed, carried out for Bancolombia Consolidated.

Total market risk exposure decreased by 24.4% from COP 1,483,039 millions in December 2024 to COP 1,120,737 millions in June 2025. This variation is primarily explained by a lower exposure to the exchange rate risk factor, due to a reduction in positions denominated in U.S. dollars. Secondly, the stock price risk factor decreased as a result of the divestment of certain investments following the creation of Grupo Cibest. Conversely, the interest rate risk factor increased, driven by higher exposure to private debt securities and foreign currency bonds. Lastly, the collective investment funds risk factor also rose, explained by the appreciation of the Colombia Inmobiliario Fund.

During the period there have been no violations of the approved exposure limits and the market risk exposure is permanently monitored by Senior Management.

Interest Risk Exposure (Banking Book)

Bancolombia adopts the Interest Rate Risk in the Banking Book (IRRBB) guidelines established in Chapter XXXI – SIAR of Basic Accounting and Financial Circular Act 100 of 1995, Annex 15 Standard Methodology for determining IRRBB, applied to the assets, liabilities, and off-balance sheet positions indicated by the Superintendencia Financiera de Colombia.

Accordingly, a management framework for IRRBB has been designed, including Credit Spread Risk in the Banking Book (CSRBB), aimed at measuring its impact on delta EVE (Economic Value of Equity) and delta NII (Net Interest Income).

For the June reporting period, delta NII was COP 1.04 trillion, showing a reduction of COP 9,088 millions under a parallel downward scenario, considering the positive mismatch in repricing and capital maturities under one year. The observed reduction in delta NII between June and December is explained by the implementation of hedge accounting strategies, which increased liability sensitivity. This effect was further reinforced by the rise in fixed-rate CDTs with maturities under one year, helping to mitigate the impact of a potential decline in interest rates on NII.

18

Meanwhile, as of June 2025, delta EVE for Bancolombia was COP 2.01 trillion under a parallel upward scenario of market interest rate changes. delta EVE increased by COP 152,925 millions compared to December, mainly due to the growth in the mortgage portfolio and hedging swaps, which were offset by the increase in savings account balances.

III.MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM

LIQUIDITY RISK

Liquidity risk refers to the possibility of being unable to efficiently and timely meet payment obligations—both expected and unexpected, current and future—without disrupting the normal course of daily operations or affecting the financial condition of the Bancolombia Consolidated. This risk arises when there is an insufficiency of available liquid assets or when it becomes necessary to incur unusual funding costs.

The principles and guidelines for liquidity risk management remain consistent with those disclosed as of December 31, 2024.

CONSOLIDATED

The following analysis for Bancolombia Consolidated is based on a comparison with the information reported by Grupo Bancolombia as of March 31, 2025.

During the analysis period, adequate liquidity levels were maintained. Bancolombia and Bancolombia Panama stood out for their fundraising capacity, especially in deposit accounts and term deposit certificates (CDTs). This behavior was accompanied by sustained growth in the Bank’s loan portfolio, which helped offset the increase in raised funds and reflected efficient liquidity management. Additionally, liquidity levels complied with established limits and met the requirements of Bancolombia Consolidated, satisfying both internal and regulatory indicators.

During the first half of 2025, the coverage ratio decreased from 247.07% in March 2025 to 209.17% in June 2025. This variation is due to the change in the comparison base, which shifted from Grupo Bancolombia to Bancolombia Consolidated.

BANCOLOMBIA S.A.

During the second quarter of the year, liquidity levels remained within adequate ranges, mainly supported by the positive performance of fundraising through term deposit certificates (CDTs) and deposit accounts. These funds enabled the Bank to meet the growth in loan disbursements without compromising Bancolombia’s liquidity position.

The liquidity indicator stood at 179.79% as of the end of June 2025, showing an increase of 3439 basis points compared to the end of March 2025, explained by the increase in liquid assets.

On the other hand, the Net Stable Funding Ratio (NSFR) has remained above adequate levels, standing at 123.49%, without breaching the established limits. Likewise, year-to-date, an increase of 542 basis points has

19

been observed, considering the creation of Grupo Cibest, which impacted the reduction of Non-Liquid Shares and Technical Equity in June 2025.

CREDIT RISK

Credit risk refers to the probability that Bancolombia Consolidated may incur losses due to the non-fulfillment of financial obligations by a counterparty, issuer, or borrower. This is the principal and largest risk for the banking business, and it must be managed throughout every stage of the credit cycle.

CONSOLIDATED

The analysis presented below for Grupo Cibest Consolidated is based on a comparison with the information reported by Grupo Bancolombia as of March 31, 2025.
As of the end of the second quarter of 2025, Bancolombia Consolidated reported a 23.3% decrease in their loan portfolio compared to March 2025. The total past-due loan ratio at 30 days closed at 4.15% for the second quarter of this year.

The credit cost for Bancolombia Consolidated in the second quarter of 2025 was 1.20%. This result is mainly explained by Bancolombia’s performance, which showed lower deterioration in the consumer loan portfolio and greater release of provisions for specific clients with material exposures.

These variations are mainly explained by the fact that the current analysis of Bancolombia Consolidated is based on a comparison with the information reported by Grupo Bancolombia corresponding to March 2025.

BANCOLOMBIA S.A.

As of the end of the second quarter of 2025, Bancolombia reported a 1.11% growth in its loan portfolio compared to March 2025, mainly driven by increased balances in the individuals and corporate segments. The loan portfolio variation by type was as follows: commercial loans grew by 0.2%, consumer loans by 2.3%, mortgage loans by 4.2%, and microcredit by 18.8%. The 30-day past-due loan ratio closed at 4.41%, representing a decrease of 0.21 percentage points compared to 4.62% in the first quarter of 2025.

Bancolombia’s credit cost for the second quarter of 2025 was 1.6%, lower than the 1.8% recorded in March 2025. This decrease is mainly explained by the release of provisions for individually assessed clients and lower deterioration in the mass portfolio. Additionally, various strategies continue to be implemented for portfolio monitoring and recovery, aiming to normalize and contain the loan portfolio, particularly in the consumer segment.

COUNTRY RISK

This risk refers to the possibility of Bancolombia Consolidated incurring losses as a result of financial operations abroad due to adverse economic and/or political conditions in the country receiving those operations, either because of restrictions on the transfer of foreign exchange or because of factors not attributable to the commercial and financial condition of the country receiving those operations. This definition includes, but is not limited to, sovereign risk (SR) and transfer risk (TR) associated with such factors.

20

The principles and guidelines for country risk management remain consistent with those disclosed as of March 31, 2025.

The analysis presented below for Grupo Cibest Consolidated is based on a comparison with the information reported by Grupo Bancolombia as of March 31, 2025.

At the end of June 30, 2025, no alerts were presented in any investment subject to country risk, nor were adjustments made for deterioration of investments that could affect or deteriorate the financial strength of Bancolombia and its subsidiaries, compared to March 2025. The decrease in the investment portfolio subject to country risk assessment is primarily due to the reallocation of investment companies within the Cibest Group. Additionally, the decrease in the value of investments is due to revaluation factors.

OPERATIONAL RISK

Operational risk is the likelihood that Bancolombia will incur losses as a result of failures or inadequacies in systems, processes, people, infrastructure, or due to external causes or events. Operational risk may also arise from failures in the models or management information used by the organization.

BANCOLOMBIA S.A.
Bancolombia's operational risk system's objective is to carry out an adequate risk management that allows minimizing, avoiding, or reducing the materialization of adverse events and/or reducing their consequences or costs in case of materialization. The operational risk management system has not undergone changes compared to what was disclosed in the previous quarter, in terms of regulations, policies, manuals, methodologies, structure, or any other relevant element that could affect its effectiveness.

During the second quarter of the current year, no new risks or changes in existing risks have been identified that significantly modify the Bancolombia's operational risk exposure. The losses materialized in the second quarter of 2025 reaches out to COP 66,005 million, representing a 29% decrease compared to the first quarter of the current year. This decrease is due to the measurements around external fraud such as adjustments in monitoring models and password blocking, security campaigns and accelerated the migration process to the new APP Mi Bancolombia.

OTHER RELEVANT RISKS

Bancolombia continues to refine its policies and processes with the aim of adequately managing risks in a dynamic and proactive manner, integrating the concerns of business units, corporate areas, and Senior Management. Each identified risk is measured consistently using methodologies deemed appropriate for each case.

To support this, Bancolombia uses a risk map as a tool to identify the most relevant risks to which it is exposed and to define action plans aimed at mitigating them, based on a holistic view that considers both local and international contexts.

Below is Bancolombia's risk map for 2025, which details the relevant changes that occurred in the second quarter of the year, although there were no significant variations in the following risks: environmental and social risk, human talent, third parties and sustainability.

21

Risk Map 2025 – Bancolombia

•Regulatory and Legal Risk

For the second quarter of 2025, significant regulatory movements were registered in Colombia. Firstly, the Congress of the Republic approved the labor reform bill. Although the final version differs from the draft originally submitted by the National Government, it remains one of the administration’s priority initiatives, aimed at reaffirming workers’ rights in areas such as working hours, employment arrangements, and compensation. The direct effects on Bancolombia’s operations will impact certain operational fronts, particularly regarding the dissemination of information and the safeguarding of labor rights for employees. Additionally, the reform may lead to increased operational expenses arising from: (i) services contracted through outsourcing; and (ii) adjustments to the employment arrangements for SENA apprentices. Indirectly, various analysts have indicated that, at the national level, this reform could negatively affect unemployment and informality rates, which in turn may deteriorate credit demand and borrowers’ repayment capacity.

Secondly, the URF1 published a second version of the Draft Decree that would implement the mandatory Open Finance system in Colombia. This version raises several concerns for supervised entities: i) the scheme of responsibility in the process of access and processing of data by unsupervised third parties is not clear, although a model of registration in a directory and the validation of access requirements by the so-called trusted third parties (infrastructure providers) is defined; ii) a free model is proposed, which would prevent charging for access to information or any other concept aimed at recovering the investments made for the implementation and maintenance of the data infrastructure of the providers; and iii) there is no legal certainty about the application of the principle of reciprocity, where some actors could use data from the system without being obliged to provide information to it.

1 URF: Regulatory Projection and Financial Regulation Studies Unit

22

Thirdly, the Financial Superintendence of Colombia released two versions of a draft regulation that seeks to enable financial institutions to manage environmental and social risks, and assess their impact on the financial situation and resilience of the business model. Although the latest version is clear that these risks should not be managed within the Comprehensive Risk Management System (SIAR), the management of social and environmental risks is still in the early stages in the country. This represents a significant challenge for supervised entities, as it is not aligned with international trends, where supervisors have opted for approaches based on recommendations and guidelines, instead of strict regulations, and even in the curbing of this type of measures when referring to financial activity.

•Political risk

In terms of political risk, two risks associated with the country's fiscal situation could be faced: i) a new tax reform focused on eliminating tax benefits and particularly, exemptions from VAT, income tax, taxes on hydrocarbons, inheritances, remittances, as well as making permanent the taxes of the economic emergency of Catatumbo (stamp duty, VAT on online games of luck and chance and imports of hydrocarbons); and (ii) the implications it would have on the Bancolombia's debt ratings and the downgrade of the country's debt ratings.

These risks arise as a result of the complex fiscal situation faced by the government that led it to activate the escape clause of the fiscal rule. This legal mechanism allows the Ministry of Finance to suspend the application of the fiscal rule formula, with which the fiscal deficit could reach up to 7.1% of GDP in 2025 (vs. 5.1% proposed in the Financial Plan presented at the beginning of the year) and public spending would rise by COP $20 billion. In addition, the 2025 Medium-Term Fiscal Framework presented in June, points to the need to process a tax reform for around COP $25 billion.

After the signing of the credit pact between the government and the credit institutions, the President of the Republic has been signaling his disagreement with the amounts disbursed for the so-called popular economy (approximately 35% of the target), which suffers from a delay in disbursements compared to the other sectors (approximately 55% of the target) and insisting on an idea already mentioned above of processing a bill that would create forced investments for the financial sector that allow a greater distribution of resources to these segments of the population. In this regard, the Financial Superintendent has pointed out the existence of difficulties in measuring which credits are classified in this category, implying that it is possible that this amount is underestimated since it is confused with consumer credit in terms of its destination, and it is unlikely that the idea of forced investments will materialize.

During the second quarter of 2025, Colombia’s geopolitical landscape continued to face complexities, particularly in its relationship with the United States, Colombia’s principal trading partner. Certain sectors may be affected by the evolving dynamics between the heads of state of both countries. Colombia's economic conditions could be impacted on account of a reduction in foreign aid from the United States motivated by the budget cuts that the government of that country intends to make and a possible decertification of Colombia in the fight against drugs. Colombia is also one of the countries whose products face 10% tariffs in the U.S., which may affect companies that trade in the international market and the country's external accounts. However, opportunities to compete with countries facing higher tariffs, such as Brazil, may also present themselves on that front.

•Economic and sectoral environment

The beginning of Donald Trump's term in the United States and the tariff measures adopted have positioned themselves as the main determinant of the international macro-financial situation in the first part of 2025. The

23

imposition of universal, sectoral and China tariffs led to the estimated average tariff for imports from the United States rising to the highest in almost a century. These decisions have skewed inflation expectations in the United States, where the view is leaning towards a dynamic of a pronounced increase in prices perceived by households.

This introduces a dilemma for the Federal Reserve's monetary policy decision-making, which has been emphatic in the need for more information and the preference for caution in the midst of this environment of high uncertainty. Meanwhile, the markets have reacted strongly: the risk-averse sentiment deepened, which boosted a flight-to-quality2 in the decisions of international investors. Financial assets in emerging economies have been affected.

For Colombia, this global environment would have mainly financial implications: the exchange rate weakened after a relatively benevolent start to the year, while oil prices were below USD70 per barrel for much of the first half of the year. In addition, global risk aversion led to a widespread increase in the sovereign risk premium among emerging economies, which affected Colombia to a greater extent due to the prevailing vulnerabilities in the fiscal outlook.

The local economy continues to travel along the path of recovery of GDP growth and reduction of inflation that was already observed during 2024. Meanwhile, the imposition of the 10% universal tariff on Colombian products has limited implications for the export sector: a large part of the tariff was offset by the devaluation of the exchange rate, while the situation relative to other countries did not change significantly – it improved with China, on which the United States imposed a much higher tariff. and it only weakened in the face of the goods that are part of the trade agreement between Mexico, Canada and the U.S.

Thus, it is foreseeable that the Colombian economy will continue to advance on the path of progressive macro stabilization (in GDP growth, inflation, and interest rates), which implies a short-term environment that will be more constructive than what was seen in 2024. The 10% tariff on Colombian goods may generate moderate risks in some specific productive activities, while financial turbulence has positioned itself as the main source of macro uncertainty for the short-term future.

In view of this, Bancolombia maintains an active management of credit risk, incorporating various macroeconomic scenarios into the provisioning calculation models. In addition, Bancolombia has maintained a constant sectoral analysis and monitoring, with the aim of identifying both situations and customers with possible impacts. Periodically, the evolution of the individual situation of customers is reviewed in different forums, adopting alternatives when necessary, to support them in the development of their businesses and in the management of the aforementioned context.

•Third-party risk

The outsourcing of activities within Bancolombia exposes it to a possibility of economic impact derived from the inability to manage a third party or contracted supplier, which presents deficiencies to carry out the service. This situation can trigger restrictions in the achievement of strategic objectives, and in some cases, lead to impacts on the operation of businesses and increase exposure in terms of cybersecurity, fraud, handling of third-party or confidential information.

2 Flight-to-quality: dynamics in which international investors move their resources from assets considered risky (e.g., stocks or assets of emerging countries) to destinations considered safer (e.g., debt bonds of the governments of the most developed economies or gold). It usually occurs in environments of high economic uncertainty and volatility in the financial markets

24

During the second quarter of 2025, the continuous process of evaluation of Bancolombia's critical suppliers continues, in this way it seeks to guarantee the control environment and continue with the evolution of the processes to guarantee the management of suppliers in the contracting cycle.

•Business continuity and technology failures

In terms of operational resilience, business continuity and technological failures, progress continues in the modernization of key services, leveraged on the migration to cloud components. Likewise, a robust contingency based on a fourth-generation Core is being implemented, with an emphasis on critical channels and processes. These actions will allow a greater capacity to respond to eventualities, improving resilience and mitigating in a timely manner the impacts on the service to our customers.

•Model Risk

During the second quarter of 2025, key progress was made in consolidating the model risk management framework. The design phase of the Comprehensive Framework for the Validation of Generative AI Models was completed, updating the methodology for tiering analytical tools by incorporating criteria of impact, robustness, explainability and ethical use; additionally, the general guidelines for the risk management of models are updated, an annex was created with special guidelines for Generative AI models and specific guidelines were developed for the use of the Generative AI Model. Mandatory validation and technical tests, applicable from the second semester. The automation of the validation process was significantly expanded by incorporating additional quantitative modules focused on provisioning and liquidity risk models, with a 30% reduction in average review times compared to the usual standard and strengthening the complete traceability of the process. In addition, an early warning engine was successfully implemented to anticipate deadlines of findings and action plans derived from the independent validation of models, generating proactive alerts aimed at reducing the average time to close. These advances allow the risk profile to be maintained at a moderate level with a stable trend in the face of changes in the environment and in the Bank's processes.

•Cybersecurity and information security risk

So far in the second quarter of 2025, there have been no relevant changes that significantly modify the exposure to cybersecurity and information security risk, however, to strengthen the management of this risk, controls have been consolidated and improved based on access management, alerts and monitoring through the different layers of control. highlighting the implementation of the consolidation of different antimalware technologies in a standardized way with advances in their integration, as well as the strengthening of information labeling controls as a prevention measure that allows exposure to risks to be kept under control. In addition, the construction, disclosure and approval of the technological and cyber risk management policy is highlighted, which will provide a more structured governance and action framework on risk.

•Risk response to market changes

The Colombian financial sector demonstrates a mixed landscape, with opportunities and challenges. Moderate growth is expected, driven by the economic recovery and declining inflation, but risks related to global uncertainty and monetary policy are also observed. Traditional players and digital competitors (Fintech and Neobanks) continue to execute user attraction strategies to boost key registrations in the face of the deployment of the Bre-B.

25

As for the Bre-B System, in this initial phase of registration there are more than 20 million keys registered by more than 8.5 million customers throughout the system, that is, on average there are more than 2 keys per customer. In turn, more than 93% of the registered accounts are concentrated in natural persons and the rest are legal entities. It is noteworthy that it is essential for Bancolombia to maintain its leadership at the time of key registration during this first stage.

Finally, during this phase, negative impacts have been evidenced due to external fraud, mainly crimes associated with social engineering, which weakens users' trust in the system.

•Internal Fraud Risk

During the second quarter of 2025, various actions were carried out aimed at strengthening risk management. These include training and awareness-raising activities aimed at all employees, implemented through different strategies that promote an organizational culture based on zero tolerance for fraud. Likewise, accompaniment and diagnosis of the processes was carried out, applying a risk-based approach. New controls were implemented and existing ones were improved, and progress was made in the evolution of tools that support risk management.

•FTA Risk and Corruption

In the management of SARLAFT during the second quarter of 2025, the LAFT risk matrices for Bancolombia, Valores Bancolombia, Fiduciaria Bancolombia and Banca de Inversión Bancolombia, continue to be in force, ensuring optimal results for each entity through constant evolution in risk mitigation.

To facilitate the self-management of knowledge against LAFT risk throughout Bancolombia, a Compliance Risk Chatbot was implemented. This tool will allow employees to access relevant and frequent information on compliance risks in a timely, clear and understandable way.

In order to stay informed about the external context, in collaboration with the Financial Superintendence of Colombia and other entities in the sector, an analysis of the internal and external environment is being carried out. The purpose of this analysis is to understand the new modalities of source crimes, with special emphasis on crimes against the public administration, extortion and smuggling in the area of Bancolombia.

Likewise, as part of the institutional strengthening strategy led by the Vice Presidency of Compliance, the integration of the SARLAFT and Economic Sanctions management has been carried out, with the aim of optimizing resources, strengthening comprehensive risk management and improving operational efficiency. This integration allows for the consolidation of complementary functions, the generation of synergies between the teams, and the adoption of a more holistic view of the risks associated with money laundering, terrorist financing and compliance with international sanctions. The new organizational structure will facilitate a greater capacity to respond to alerts, reduce duplication in processes, and improve the traceability and control of the decisions taken.

To strengthen the culture of prevention among employees and suppliers, Bancolombia continues to promote awareness through various communications, training sessions, and educational programs. These initiatives directly enhance knowledge related to AML/CFT prevention within Bancolombia.

26

•Risk of External Fraud

During the second quarter of the year, fraud risk management remained a strategic priority for Bancolombia. In the realm of external fraud, social engineering tactics, particularly Tabot spoofing and vishing, continued to pose a significant challenge. To address this challenge, actions have been carried out to strengthen our prevention, containment and response models. These include accelerating the maturation of engines, optimizing monitoring rules focused on behavioral patterns, and intensifying financial education initiatives on how to use products and channels safely and easily, with an emphasis on preventing social engineering-based modalities for customers.

New capabilities have been acquired that allow us to understand customers' behavioral and transactional behavior, as well as their uses and preferences, to make more informed decisions. Among the actions implemented, real-time self-management for the confirmation of suspicious transactions stands out, which provides greater agility and control to the customer. Likewise, the security flow in Tabot was redesigned, allowing the unlocking of dynamic keys directly through the virtual assistant, which significantly improves the user experience. Additionally, streaming models with their own capabilities were implemented, which allow hyper-personalizing customer transactions based on their patterns and behaviors, providing greater precision and efficiency in security and validation processes.

IV.MATERIAL CHANGES IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER OF THE QUARTERLY REPORT
Material changes in the information reported in the corporate governance analysis chapter of the latest year-end periodic report:
(i) Remuneration of the Board of Directors
On April 23, during Bancolombia’s extraordinary shareholders’ meeting, the proposal regarding the Board of Directors’ compensation was approved:

For directors residing in Colombia, excluding those holding the position of Chairperson, the following fixed monthly fees were established:
•Fixed monthly fee for Board membership: COP $12.100.000
•Fixed monthly fee for participation in support committees:
◦Audit and Risk Committees: COP $10.100.000
◦Technology and Cybersecurity Committee: COP $5.050.000

For the Chairperson of the Board and the Chairpersons of the support committees, the following fixed monthly fees were approved:
•Chairperson of the Board: COP $15.700.000
•Chairpersons of the Audit and Risk Committees: COP $12.120.000
•Chairperson of the Technology and Cybersecurity Committee: COP $6.060.000

For directors residing abroad, excluding those holding the position of Chairperson, the following fixed monthly fees were approved:
•Fixed monthly fee for Board membership: USD $2.689
•Fixed monthly fee for participation in the Audit and Risk Committees: USD $2.244
•Fixed monthly fee for participation in the Technology and Cybersecurity Committee: USD $1.122

27

For the Chairperson of the Board and the Chairpersons of the support committees residing abroad, the following fixed monthly fees were approved:
•Chairperson of the Board: USD $3.489
•Chairpersons of the Audit and Risk Committees: USD $2.693
•Chairperson of the Technology and Cybersecurity Committee: USD $1.347

Additionally, the continuation of travel allowances in the amount of USD $278 per travel day was approved for in-person attendance at Board or Committee meetings by directors residing abroad. It was also clarified that, under the current policy, 70% of the Board of Directors’ fees are paid in cash, and the remaining 30% are paid through a contribution to the Institutional Fund, whose sole investment is shares of Grupo Cibest S.A., subject to a two-year holding period from the date of contribution.

Subsequently, during the extraordinary general shareholders’ meeting held on May 29, the shareholders approved the compensation for concurrent members of the Boards of Directors of Bancolombia and Grupo Cibest as follows:

To pay members of the Board of Directors of Bancolombia. who concurrently serve on the Board of Directors of Grupo Cibest S.A., 25% of the monthly value of Bancolombia’s Board fees, in consideration of the individual responsibility for each Board and the additional dedication required for preparation, analysis, and discussion of the Bank’s Board matters:
•Fixed monthly fee for concurrent Board members: COP $12,100,000 x 25% = COP $3.025.000
•Fixed monthly fee for the concurrent Chairperson of the Board: COP $15.700.000 x 25% = COP $3.925.000
(ii) Composition and functioning of the Board of Directors and its and its Support Committees
On April 23, during Bancolombia’s extraordinary shareholders’ meeting, the following were approved: amendments to the Regulation for the Election of Board Members, the proposed amendments to the corporate bylaws, the elimination of Board seats, and the election of the Board of Directors for the April 2025 – March 2027 term, as follows:
Amendment to the Regulation for the Election of Board Members
The shareholders approved amendments to items ii. and iii. of section 2.1. of the Regulation for the Election of Board Members regarding grounds for disqualification and incompatibility, as follows:

“2.1. Additionally, a person shall not be eligible to serve as a member of the Board of Directors if they fall under any of the following grounds for disqualification or incompatibility:

1 (...)

2. In the case of financial entities that are credit institutions:(a) Being or having been, within the two (2) years prior, a member of the board of directors of other credit institutions in jurisdictions where Grupo Bancolombia operates;(b) Being or having been, within the two (2) years prior to their appointment as Director, a president, legal representative, administrator, or employee of other financial groups or entities whose purpose, or that of their affiliates, is the provision of financial services offered by the Companies.Items (a) and (b) shall not apply in cases involving the Banco de la República of Colombia or its equivalent, or companies belonging to Grupo Bancolombia or the Financial Conglomerate to which Grupo Bancolombia belongs.

28

Transitional paragraph: The grounds set forth in items (a) and (b) of numeral II shall not apply to Directors elected in the year 2025.

3. Having provided services or received any remuneration, directly or indirectly, exceeding the annual equivalent of USD $250,000 from financial groups or conglomerates other than the one to which Bancolombia belongs, during the two (2) years prior to their appointment.”
Amendment to the corporate bylaws
The shareholders approved amendments to Articles 45, 47, 51, and 60 of the corporate bylaws to reduce the number of Board members from seven to five, eliminating seats three and six and removing the individuals occupying those seats. This decision was made considering the evolution of the corporate structure, whereby the seven members of Bancolombia’s Board of Directors would be appointed as members of the Board of Directors of Grupo Cibest S.A. The content and scope of the bylaw amendments were as follows:
•"ARTICLE 45. Functions of the general shareholders’ meeting:The general shareholders’ meeting shall exercise the following functions in accordance with the law: (…)
10. To elect, for two (2) year terms and in accordance with the succession policies established by the meeting, the Board of Directors composed of five (5) directors, as well as to set their fees and freely remove them. (…)"
•"ARTICLE 47. Elections and voting: In elections and voting conducted by the general shareholders’ meeting, the following rules shall apply: (…)
Upon declaring the members of the Board of Directors legally elected, the general shareholders’ meeting shall number them according to the order in which they were listed and elected on the single list or on the various lists that, based on their number of votes, succeeded in electing their candidates. Based on this order, the meeting shall determine which directors are first, second, third, fourth, and fifth. (…)"
•"ARTICLE 51. Composition: The Board of Directors shall be composed of five (5) directors, designated as first, second, third, fourth, and fifth, according to the order of their election.
In accordance with the law, the Board of Directors shall not be composed of a number of members employed by the Bank that could, by themselves, constitute the majority required to adopt any decision."
•"ARTICLE 60. Functioning of the Board of Directors: The functioning of the Board of Directors shall be governed by the following rules and those established by law, the bylaws, the Good Governance Code, and other Bank regulations or codes: (…)
2. The Board shall deliberate with the presence of at least three (3) of its members. (…)"
Board of Directors
On April 23, during Bancolombia’s extraordinary shareholders’ meeting, the Board of Directors for the April 2025 – March 2027 term was elected as follows:
1.Ricardo Jaramillo Mejía, shareholder-appointed member of the board

29

2.Juan Esteban Toro Valencia, shareholder-appointed member of the board
3.María Angélica Arbeláez, independent member
4.Luis Fernando Restrepo Echavarría, non-independent member
5.Sandra Marta Guazzotti, independent member
Formation of Support Committees
Through the material information disclosure mechanism, on May 27, 2025, the market was informed of the election of Luis Fernando Restrepo and Ricardo Jaramillo as Chair and Vice Chair, respectively, of the Board of Directors. Likewise, the new composition of the Support Committees was disclosed as follows:
Audit Committee
•María Angélica Arbeláez
•Sandra Guazzotti
•Juan Esteban Toro

Risk Committee
•Sandra Guazzotti
•María Angélica Arbeláez
•Juan Esteban Toro

Technology and Cybersecurity Committee
•Sandra Guazzotti
•María Angélica Arbeláez
•Juan Esteban Toro

V.MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.
During the second quarter, we disclosed the update of our double materiality process, which is based on the following context: In 2024, Bancolombia strengthened its ESG double materiality approach, aligning with standards such as SFC Circular 031, SOX (Sarbanes-Oxley Act), and GRI (Global Reporting Initiative), with the goal of identifying sustainability issues that are relevant both for their internal financial impact and their external effects on the environment.

The process included the identification and assessment of 75 IROs (40 Impacts, 30 Risks and 5 Opportunities) across the entire value chain, grouped into 12 core topics. This assessment was based on consultations with six stakeholder groups, internal risk methodologies, and expert criteria, allowing the prioritization of initiatives that maximize corporate value and positive impact.

New risk assessment metrics managed by the Risk Vice Presidency were incorporated, a financial materiality threshold was defined, and a collaborative effort was coordinated with 37 departments and 46 individuals, led by the teams of Sustainability, Non-Financial Risks, ESG Finance, and Reputation and Communication.

30

VI.MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION
On July 22, 2025, Bancolombia announced its intention to voluntarily delist its 4.875% Subordinated Notes due 2027 (the “2027 Notes”) and 8.625% Subordinated Notes due 2034 (the “2034 Notes,” and together with the 2027 Notes, the “Notes”) from the NYSE. Management is currently carrying out the necessary procedures to transfer the listing jurisdiction of the aforementioned Notes to the Singapore Exchange (“SGX”).

VII.GLOSSARY OF TERMS
ADR: American Depositary Shares, or the bank's securities that are listed on the New York Stock Exchange. An ADR represents four preferred shares.
ASG: Environmental, social, and corporate governance, by its initials in Spanish.
Bam: Banco Agromercantil de Guatemala SA.
Bancolombia or the Bank: Bancolombia S.A.
Bancolombia Consolidated: refers to Bancolombia S.A., a banking institution organized under the laws of the Republic of Colombia, including its subsidiaries on a consolidated basis.
IDB: Inter-American Development Bank
CDT: Certificate of Deposit at Term.
COLCAP: reference index of the stock market of the Colombian Stock Exchange.
COP: Colombian pesos.
DIAN: Dirección de Impuestos y Aduanas Nacional, tax authority in Colombia.
DJSI: Dow Jones Sustainability Index.
DTF: It is the average interest rate paid by financial institutions for 90-day deposits.
IFC: International Finance Corporation.
Grupo Bancolombia: Refers to the business group made up of Bancolombia S.A. and its subsidiaries on a consolidated basis, which is now referred to as the Grupo Cibest Consolidated.
Grupo Cibest: Refers to Grupo Cibest S.A.
Grupo Cibest Consolidated: Refers to Grupo Cibest S.A., a holding company organized under the laws of the Republic of Colombia, including its subsidiaries on a consolidated basis, unless otherwise stated or the context requires a different interpretation.
LAFT: Money Laundering and Terrorist Financing, by its initials in Spanish.
Nequi: financial platform that accompanies users in their daily lives with financial and non-financial services from third parties. As a 100% digital solution, it complements its offer with functionalities that go beyond saving and managing money.
NYSE: New York Stock Exchange.
SARLAFT: Money Laundering and Terrorist Financing Risk Management System, by its initials in Spanish.
Senior Management: President and the Vice Presidents who report directly to the President of Bancolombia.
SMMLV: Legal Minimum Monthly Wage in force.
TRM: Representative Market Rate, price of the dollar in the Colombian market, which varies daily.
USD: United States dollars.
UVR: Real Value Units, an indicator tied to the behavior of inflation that is used to calculate the cost of certain housing loans.
UVT: Measure that is used to determine different tax obligations with an equivalent in Colombian pesos.
VIII.ANNEXES

31

i.SEPARATED INTERIM FINANCIAL STATEMENTS BANCOLOMBIA S.A.
ii.CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BANCOLOMBIA AND SUBSIDIARIES

Contacts
Mauricio Botero Wolff	Catalina Tobon Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel: (57 601) 4485950
IR@grupocibest.com.co

32